Exhibit 99.1

[FORM OF EXCHANGE AGREEMENT]

MAXEON SOLAR TECHNOLOGIES, LTD.

EXCHANGE AGREEMENT

May 30, 2024

Each undersigned signatory on the signature pages attached hereto (each, an “Undersigned Party” and, collectively, the “Undersigned Parties”), severally and not jointly, for itself, if signing on behalf of itself and not on behalf of the respective beneficial owners listed on Exhibit A hereto (each, an “Account” and, collectively, “Accounts”) for whom an Undersigned Party holds contractual and investment authority, and if signing on behalf of Accounts, then the Accounts, severally and not jointly (each Account, as well as an Undersigned Party if it is exchanging Existing Bonds (as defined below) hereunder, a “Holder” and, collectively, the “Holders”), enters into this Exchange Agreement (this “Agreement”) with Maxeon Solar Technologies, Ltd., a company incorporated in Singapore with company registration number 201934268H (the “Company”), as of the date first written above, whereby the Holders will exchange for each $1,000 principal amount of the Company’s 6.50% Green Convertible Senior Notes due 2025 (the “Existing Bonds”), (i) (x) $700 principal amount of the Company’s Tranche A Adjustable Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche A Bonds”) and $300 principal amount of the Company’s Tranche B Adjustable Rate Convertible Second Lien Senior Secured Notes due 2028 (the “Tranche B Bonds,” together with the Tranche A Bonds, the “New Bonds”) that will be issued pursuant to the provisions of an indenture (the “Indenture”) to be dated as of the Closing Date (as defined below), among the Company, the guarantors listed on Schedule 1 hereto (the “Guarantors”), Deutsche Bank Trust Company Americas, as trustee (the “Trustee”), and DB Trustees (Hong Kong) Limited, as the collateral trustee (the “Collateral Trustee”), plus (y) an additional principal amount of Tranche B Bonds equal to the amount of accrued and unpaid interest on such Existing Bonds up to, but not including, the Closing Date and (ii) a number of warrants (the “Warrants” and, together with the securities set forth in the immediately preceding clause (i), the “Exchange Securities”) granting such Holder the right to purchase ordinary shares, no par value (the “Shares” and, such Shares issuable upon exercise of the warrant, the “Warrant Shares”), of the Company, which will be issued pursuant to the provisions of a warrant agency agreement (the “Warrant Agreement”) to be dated as of the Closing Date, among the Company, Computershare, Inc. and Computershare Trust Company, N.A., as warrant agent (the “Warrant Agent”).

On and subject to the terms hereof, the parties hereto agree as follows:

Article 1

Exchange

Section 1.01 Exchange of Existing Bonds. Subject to the terms and conditions set forth in this Agreement, at the Closing (as defined below), each Undersigned Party, severally and not jointly, hereby agrees to deliver to the Company and/or to cause each Holder to deliver to the Company the aggregate principal amount of the Existing Bonds specified on Exhibit A under the heading “Holder Existing Bonds” in exchange for, and the Company hereby agrees to issue to each Holder, (i) the principal amount of Tranche A Bonds and Tranche B Bonds specified on Exhibit A under the heading “Holder New Bonds” and (ii) the aggregate number of Warrants specified on Exhibit A under the heading “Holder Exchange Warrants.”

Section 1.02 Transactions. The terms “Holder Existing Bonds,” “Holder New Bonds” and “Holder Exchange Warrants” (together with the Holder New Bonds, the “Holder Exchange Securities”) as used herein with respect to each Holder mean the amounts specified on Exhibit A for such Holder. The transactions contemplated by this Agreement, including the issuance and delivery of Exchange Securities and exchange of Existing Bonds are collectively referred to herein as the “Transactions.”

Article 2

Closing

Section 2.01 Closing. The closing of the Transactions (the “Closing”) shall occur on the date that is two Business Days after the satisfaction or waiver of the conditions set forth in Article 5 hereof or such other date as the parties may mutually agree to in writing or such other date that the closing actually occurs as a result of any delay as described in this Section 2.01, subject to the satisfaction (or waiver by the applicable parties) of the conditions set forth in Article 5 hereof (the “Closing Date”).

At the Closing, (a) each Holder shall deliver or cause to be delivered to the Company all right, title and interest in and to its Holder Existing Bonds, free and clear of any mortgage, lien, pledge, charge, security interest, encumbrance, title retention agreement, option, equity or other adverse claim thereto (collectively, “Liens”) created by such Holder (other than (x) pledges or security interests that such Holder may have created in favor of a prime broker under and in accordance with its prime brokerage agreement with such broker and (y) Liens arising by operation of applicable securities laws), together with any documents of conveyance or transfer that the Company may deem reasonably necessary to effectuate such transfer, and (b) the Company shall deliver or cause to be delivered to each Holder (i) the principal amount of the Holder New Bonds specified on Exhibit A hereto and (ii) the number of Holder Exchange Warrants specified on Exhibit A hereto through the facilities of The Depository Trust Company (“DTC”); provided, that the parties acknowledge that the delivery of the Holder Exchange Securities may be delayed due to procedures and mechanics within the system of DTC or other events beyond the Company’s control and that such delay will not be a default under this Agreement so long as (x) the Company is using its reasonable best efforts to effect the issuance of one or more global notes representing the New Bonds and of one or more global warrants representing the Warrants and (y) such delay is no longer than three Business Days; provided, further, that notwithstanding the timing of completion of the delivery of Holder Existing Bonds and Holder Exchange Securities through the Deposit/Withdrawal by Custodian (“DWAC”) system, (i) all Holder Existing Bonds shall be deemed to have been delivered to the Company (or its designee) and cancelled as of the Closing Date and (ii) all Holder Exchange Securities shall be deemed to have been delivered to the Holders simultaneously with delivery of the Holder Existing Bonds to the Company and interest shall begin to accrue on the Holder New Bonds as of the Closing Date.

As used herein, a “Business Day” means any day other than a Saturday, a Sunday or a day on which the Federal Reserve Bank of New York is authorized or required by law or executive order to close or be closed. The cancellation of the Holder Existing Bonds and the delivery to a Holder of the Holder Exchange Securities shall be effected via DWAC pursuant to the instructions provided by the Undersigned Party and/or Accounts set forth in Exhibit B hereto, which each Undersigned Party and/or Accounts agrees to provide no later than the Business Day immediately following the date of this Agreement; provided that such information (other than the principal amount of the Existing Bonds specified under the heading “Holder Existing Bonds”) may be amended by each Holder at any time until no later than the Business Day immediately prior to the Closing Date by written notice to the Company.

Section 2.02 No Transfer of Holder Existing Bonds Prior to the Closing. Each Holder agrees that prior to the Closing, it shall not, directly or indirectly, sell, assign, pledge, transfer or otherwise dispose of, nor permit the sale, assignment pledge, transfer or other disposition of any beneficial ownership interest in the Holder Existing Bonds that it beneficially owns; provided, however, that this Section 2.02 shall not prohibit (a) pledges or security interests that such Holder may create in the ordinary course of business in favor of a prime broker under and in accordance with its prime brokerage agreement with such broker, (b) any sale, assignment, transfer or other disposal (a “Transfer”) of Holder Existing Bonds to a transferee so long as the Holder has delivered to the Company (i) written notice of such Transfer and (ii) a written agreement of the transferee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement) or (c) Liens arising by operation of applicable securities laws.

Section 2.03 No Transfer of Holder Existing Bonds After the Closing; No Further Ownership Rights in the Holder Existing Bonds. Upon consummation of the Transactions, all Holder Existing Bonds (or interests therein) exchanged pursuant to this Agreement shall cease to be transferable and there shall be no further registration of any transfer of any such Holder Existing Bonds or interests therein. From and after the Closing, the applicable Holders shall cease to have any rights with respect to such Holder Existing Bonds, including any payments of accrued and unpaid interest, except as otherwise provided for herein or by applicable law. Upon consummation of the Closing, the Holder Existing Bonds shall be deemed cancelled and no longer outstanding.

Article 3

Covenants, Representations and Warranties of the Holders

Each Undersigned Party on its own behalf and where specified below, on behalf of each Account, hereby covenants as follows, and makes the following representations and warranties (severally and not jointly) to the Company, each of which is and shall be true and correct on the date hereof and as of the Closing Date, and all such covenants, representations and warranties shall survive the Closing; provided, however, that any representation and warranty in this Article 3 that speaks of a specified date shall be true and correct as of that date only.

Section 3.01 Power and Authorization. Such Undersigned Party and each Holder is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, and such Undersigned Party has the power, authority and capacity to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Transactions, in each case, on behalf of itself and each Account. If such Undersigned Party is executing this Agreement on behalf of Accounts, (a) such Undersigned Party has all requisite discretionary and contractual authority to enter into this Agreement on behalf of, and bind, each Account, (b) Exhibit A hereto is a true, correct and complete list of (i) the name of each Account and (ii) the principal amount of such Account’s Existing Bonds and (c) such Undersigned Party agrees with the principal amount of Holder New Bonds and the number of Holder Exchange Warrants to be issued in respect of its Holder Existing Bonds.

Section 3.02 Valid and Enforceable Agreement; No Violations. This Agreement has been duly executed and delivered by such Undersigned Party and constitutes a legal, valid and binding obligation of such Undersigned Party and the applicable Holder, enforceable against such Undersigned Party and the applicable Holder in accordance with its terms, except that such enforcement may be subject to (a) applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting or relating to enforcement of creditors’ rights generally, or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies (the “Enforceability Exceptions”).

The execution and delivery of this Agreement and consummation of the Transactions will not violate, conflict with or result in a breach of or default under (i) such Undersigned Party’s or the applicable Holder’s organizational documents (or any similar documents governing each Account), (ii) any agreement or instrument to which such Undersigned Party or the applicable Holder is a party or by which such Undersigned Party or the applicable Holder or any of their respective assets are bound, or (iii) any laws, regulations or governmental or judicial decrees, injunctions or orders applicable to such Undersigned Party or the applicable Holder except in the cases of clauses (ii) and (iii), where such violations, conflicts, breaches or defaults would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Undersigned Party’s or the applicable Holder’s ability to consummate the Transactions.

Section 3.03 Title to the Existing Bonds. Such Holder is the beneficial owner of the Existing Bonds set forth opposite its name on Exhibit A hereto (or, if there are no Accounts, such Undersigned Party is the beneficial owner of the Existing Bonds). Such Holder has good, valid and marketable title to its Existing Bonds, free and clear of any Liens (other than (x) pledges or security interests that such Holder may have created in favor of a prime broker under and in accordance with its prime brokerage agreement with such broker and (y) Liens arising by operation of applicable securities laws). Such Holder has not, in whole or in part, except as described in the preceding sentence and as contemplated by this Agreement, (a) assigned, transferred, hypothecated, pledged, exchanged or otherwise disposed of any of its Existing Bonds or its rights, title or interest in and to its Existing Bonds or (b) given any person or entity (other than such Undersigned Party, its investment advisor or its agents) any transfer order, power of attorney or other authority of any nature whatsoever with respect to its Existing Bonds. Upon such Holder’s delivery of its Existing Bonds to the Company pursuant to the Transactions, such Existing Bonds shall be free and clear of all Liens created by such Holder or any other person acting for the Holder.

Section 3.04 Holder Status. Such Holder is either (i) an “accredited investor” within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “Securities Act”), (ii) a “qualified institutional buyer” under Rule 144A or (iii) not a “U.S. person” (as defined in Regulation S promulgated under the Securities Act).

Section 3.05 Full Satisfaction of Obligations. Such Holder acknowledges that upon issuance of the Holder Exchange Securities, the obligations of the Company to such Holder under the Existing Bonds will have been satisfied in full and such Existing Bonds will have been cancelled. For the avoidance of doubt and notwithstanding anything herein to the contrary, no interest will be payable on the Existing Bonds of such Holder for any period on and after the Closing Date if the delay in issuing the Holder New Bonds is solely a result of any DTC participant holding Existing Bonds of such Undersigned Party failing to effectuate a DWAC withdrawal of such Existing Bonds as contemplated by this Agreement.

Section 3.06 Adequate Information; No Reliance. Such Undersigned Party acknowledges and agrees on behalf of itself and such Holder that:

(a)	such Undersigned Party and such Holder have been given full access to and furnished with any and all materials, information and personnel it considers necessary, appropriate or relevant to making an investment decision to enter into the Transactions and have had the opportunity to review (i) the Company’s filings and submissions with the Securities and Exchange Commission (the “SEC”), including, without limitation, all information filed or furnished pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the anticipated public disclosure relating to this Agreement, the Indenture and the Warrant Agreement (as used herein, the “Anticipated Disclosure”);

(b)	such Undersigned Party and such Holder have had the opportunity to ask questions of the Company concerning the Company and its Affiliates (as defined in Rule 405 of the Securities Act), its business, operations, financial performance, financial condition and prospects and the terms and conditions of the Transactions and sufficient amount of time to consider whether to participate in the Transactions, and neither the Company nor any of its Affiliates or agents has placed any pressure on such Undersigned Party or such Holder to respond to the opportunity to participate in the Transactions;

(c)	such Undersigned Party and such Holder have had the opportunity to consult with their respective accounting, tax, financial and legal advisors or otherwise satisfied themselves concerning relevant legal, business, currency and other economic considerations to be able to evaluate the risks and consequences involved in the Transactions and to make an informed, independent investment decision with respect to such Transactions, including, if applicable, the consequences to such Holder of the issuance of the Exchange Securities for U.S. federal, state and local income tax purposes and foreign tax laws generally and the U.S. Employee Retirement Income Security Act of 1974, as amended, the U.S. Investment Company Act of 1940, as amended, the Securities Act and other applicable securities laws;

(d)	such Undersigned Party and such Holder acknowledge that neither the Company nor any of its Affiliates, officers, directors, etc. is acting as a fiduciary or financial or investment advisor to such Undersigned Party or such Holder, and as such, neither such Undersigned Party nor such Holder is relying, and none of them have relied, upon any statement, advice (whether accounting, tax, financial, legal or other), representation or warranty made by the Company or any of its Affiliates or representatives, except for (i) the Anticipated Disclosure, (ii) the representations and warranties made by the Company in this Agreement and (iii) the Company’s filings and submissions with the SEC, including, without limitation, all information filed or furnished pursuant to the Exchange Act;

(e)	such Undersigned Party and such Holder are highly sophisticated investors and are able to fend for themselves in the Transactions; each has such extensive knowledge and experience in financial and business matters as to be capable of evaluating the merits and credit, investment and all other relevant risks of its prospective investment in the Exchange Securities (including, without limitation, the tax consequences of purchasing, owning or disposing of the Exchange Securities); each has the ability to bear the economic risks of its prospective investment, can afford the complete loss of such investment and acknowledges that an investment in the Exchange Securities involves a high degree of risk;

(f)	such Undersigned Party and such Holder became aware of the offering of the Exchange Securities by the Company solely by direct contact between the Undersigned Party and the Company or between such Undersigned Party and one or more agents acting on behalf of the Company with whom such Undersigned Party has had a substantial, pre-existing business relationship, and such Undersigned Party did not become aware of the offering or the Exchange Securities by any other means, including by any form of general advertising or, to its knowledge, general solicitation;

(g)	such Undersigned Party and such Holder understand and acknowledge that the Exchange Securities have not been and will not be registered under the Securities Act or with any State or other jurisdiction of the United States, nor approved or disapproved by the SEC, any state securities commission in the United States or any other U.S. regulatory authority; and

(h)	such Undersigned Party and such Holder are aware that the Company is relying on the representations, warranties, agreements, acknowledgments, waivers, releases and acceptances such Undersigned Party makes in this Agreement and that the Company would not enter into the Transactions absent this Agreement.

Section 3.07 No Public Market. Such Undersigned Party acknowledges and agrees on behalf of itself and such Holder that no public market may exist for the Exchange Securities, and that a public market may never develop for the Exchange Securities.

Section 3.08 Taxpayer Information. Such Undersigned Party agrees that it will obtain from such Holder and deliver to the Company a complete, accurate and duly executed IRS Form W-9 or applicable IRS Form W-8, as appropriate, on or prior to the Closing Date.

Section 3.09 Further Action. Each of such Undersigned Party and such Holder agrees that it will, upon request, execute and deliver any additional documents determined by the Company or Trustee to be reasonably necessary to complete the Transactions as contemplated by this Agreement.

Section 3.10 Unrestricted CUSIP. Each Holder represents, warrants and agrees that (1) such Holder is not an underwriter with respect to the Exchange Securities or the Underlying Shares (as defined below) issuable upon exchange or exercise thereof and (2) such Holder is not an Affiliate of the Company and has not been an Affiliate of the Company for any time during the past three months.

Article 4

Covenants, Representations and Warranties of the Company

The Company hereby covenants as follows, and makes the following representations and warranties to the Holders and each Undersigned Party, each of which is and shall be true and correct on the date hereof and as of the Closing Date, and all such covenants, representations and warranties shall survive the Closing; provided, however, that any representation and warranty in this Article 4 that speaks of a specified date shall be true and correct as of that date only.

Section 4.01 Power and Authorization. The Company has been duly organized and is validly existing and (if applicable) in good standing under the laws of its jurisdiction, and has all requisite corporate power and authority, and has taken all requisite corporate action necessary to execute and deliver this Agreement, the Warrant Agreement and the Indenture, to perform its obligations hereunder and thereunder, and to consummate the Transactions. Assuming the accuracy of each Holder’s representations and warranties hereunder, no consent, approval, order or authorization of, or registration, declaration or filing with any governmental entity is required on the part of the Company in connection with the execution, delivery and performance by it of this Agreement, the Indenture or the Warrant Agreement and the consummation by the Company of the Transactions, except as may be required under any securities laws (which shall be made by the Company in a timely manner) or that may be obtained, and the Company covenants to obtain, after the Closing or such that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on (i) the business, properties, financial condition, prospects or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) the Company’s ability to timely consummate the Transactions (a “Material Adverse Effect”).

Section 4.02 Valid and Enforceable Agreements; No Violations. This Agreement has been duly executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions. At the Closing, the Warrant Agreement and the Indenture will have been duly executed and delivered by the Company. The Warrant Agreement will govern the terms of the Warrants (including the terms under which the Warrant Shares will be issued), and the Warrant Agreement, upon execution and delivery by each of the parties thereto, will constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions. The Indenture will govern the terms of the New Bonds (including the terms under which the Shares issuable upon exchange of the New Bonds (the “Exchange Shares” and, together with the Warrant Shares, the “Underlying Shares”) will be issued), and the Indenture, upon execution and delivery by each of the parties thereto, will constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions.

Neither the execution and delivery of this Agreement, the Warrant Agreement and the Indenture, nor the consummation of the Transactions, will (a) violate any provision of the organizational documents of the Company or its subsidiaries or violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental entity or court to which the Company or its subsidiaries is subject, or (b) conflict with, result in a breach of, constitute a default under, result in the acceleration of or creation of an encumbrance under, or create in any party the right to accelerate, terminate, modify, or cancel, any agreement, contract, lease, license, instrument, or other arrangement to which the Company or its subsidiaries is a party or by which the Company or its subsidiaries is bound or to which any of the Company’s or its subsidiaries’ assets are subject, in the case of the foregoing clause (b), except in such a manner that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.03 Validity of New Bonds. The Holder New Bonds have been duly authorized by the Company and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to the applicable Holder pursuant to the Transactions against delivery of the Holder Existing Bonds therefor in accordance with the terms of this Agreement, the Holder New Bonds will be legal, valid and binding obligations of the Company, enforceable in accordance with their terms, except that such enforcement may be subject to the Enforceability Exceptions, and the Holder New Bonds will not be subject to any preemptive, participation, rights of first refusal or other similar rights and will be free from any Liens (other than any Liens arising by operation of applicable securities laws).

Assuming the accuracy of each Undersigned Party’s and each Holder’s representations and warranties hereunder, the Holder New Bonds (a) will be issued in the Transactions exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) of the Securities Act, (b) will have an unrestricted CUSIP, and (c) will be issued in compliance with all applicable state and federal laws concerning the issuance of the Holder New Bonds.

The New Bonds, when issued, will not be of the same class as securities listed on a national securities exchange registered under Section 6 of the Exchange Act, or quoted in a U.S. automated inter-dealer quotation system, within the meaning of Rule 144A(d)(3)(i) under the Securities Act.

Section 4.04 Validity of Warrants. The Warrants have been duly authorized for issuance and sale by the Company, and, at the Closing, will have been duly executed by the Company and, when issued and delivered in the manner provided for in the Warrant Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, except that such enforcement may be subject to the Enforceability Exceptions, and the Warrants will not be subject to any preemptive, participation, rights of first refusal or other similar rights and will be free from any Liens (other than any Liens arising by operation of applicable securities laws).

Assuming the accuracy of each Undersigned Party’s and each Holder’s representations and warranties hereunder, the Warrants (a) will be issued in the Transactions exempt from the registration requirements of the Securities Act pursuant to Section 3(a)(9) of the Securities Act, (b) will have an unrestricted CUSIP, and (c) will be issued in compliance with all applicable state and federal laws concerning the issuance of the Warrants.

Section 4.05 Validity of Underlying Shares. When issued upon exchange, conversion or exercise, as applicable, of the Exchange Securities in accordance with the terms of the Indenture or the Warrant Agreement, as applicable, the Underlying Shares will be validly issued and fully paid, and the issuance of any such Underlying Shares will not be subject to any preemptive, participation, rights of first refusal or other similar rights under the Company’s organizational documents and will be free from any Liens (other than any Liens arising by operation of applicable securities laws).

Section 4.06 Listing Approval. At or before the Closing, the Company will have submitted to Nasdaq an Application for Listing of Additional Shares with respect to the Underlying Shares, and shall use commercially reasonable efforts to take all necessary steps to cause the Underlying Shares to be approved for listing on Nasdaq Global Select Market promptly thereafter. The Shares are registered pursuant to Section 12(b) or 12(g) of the Exchange Act and are listed on the Nasdaq Global Select Market, and, to the Company’s knowledge, it has not received any notification that the SEC or the Nasdaq Global Select Market is contemplating terminating the registration of the Shares under the Exchange Act or listing the Shares in the Nasdaq Global Select Market. Other than the delinquent filing of its Annual Report on Form 20-F for the year ended December 31, 2023, to the Company’s knowledge, it is in compliance with all applicable listing requirements of the Nasdaq Global Select Market.

Section 4.07 Security Documents. Each of the security documents to be executed and delivered at the Closing set forth in the Indenture (the “Security Documents”), has been duly authorized by the Company and/or the applicable Guarantor, as appropriate, and, when executed and delivered by the Company and/or the applicable Guarantor, each of the Security Documents will constitute a legal and binding agreement of the Company and/or the applicable Guarantor, enforceable against the Company and/or the applicable Guarantor in accordance with its terms, except that such enforcement may be subject to the Enforceability Exceptions. The Security Documents, when executed and delivered pursuant to the terms of the Indenture, will create, in favor of the Trustee and the Collateral Trustee for the benefit of the holders of the New Bonds, valid and enforceable security interests in and liens on the Collateral (as defined in the Indenture) on a basis that is junior in priority solely to the Priority Lien Secured Obligations (as defined in the Indenture). Upon the completion of the requisite registrations, recordings, notations and filings, or execution of the requisite control agreements, as applicable, in the relevant jurisdictions and subject to applicable law, the Security Documents, will create, in each case as further described in the relevant Security Documents, to the extent required by the terms of the relevant Security Documents, in favor of the Trustee and the Collateral Trustee for the benefit of the holders of the New Bonds, perfected security interests and liens in the relevant Collateral on a basis that is junior in priority solely to the Priority Lien Secured Obligations.

Section 4.08 No Litigation. There is no action, lawsuit, arbitration, claim or proceeding pending or, to the knowledge of the Company, threatened, against the Company that would reasonably be expected to result in a Material Adverse Effect.

Section 4.09 No Preemptive Rights. The Underlying Shares, if and when issued, shall not be subject by law to preemptive rights and in respect of which no contractual preemptive rights shall be granted.

Section 4.10 Broker Fees. None of the Company or any of the Company’s officers or directors has retained or authorized any investment banker, broker, finder or other intermediary to act on behalf of the Company or incurred any liability for any banker’s, broker’s or finder’s fees or commissions in connection with the Transactions. Neither the Company nor any of its Affiliates nor any person acting on behalf of or for the benefit of any of the foregoing, has paid or given, or agreed to pay or give, directly or indirectly, any commission or other remuneration (within the meaning of Section 3(a)(9) of the Securities Act and the rules and regulations of the SEC promulgated thereunder) for soliciting the Transactions.

Section 4.11 Exchange Securities; Underlying Shares. Assuming the accuracy of each Holder’s representations and warranties hereunder, the Exchange Securities and Underlying Shares issuable upon exchange or exercise, respectively, thereof when issued will be free of any restrictive legend and have an unrestricted CUSIP and will not be subject to restrictions on transfer promulgated under the Securities Act. For purposes of Rule 144, the Company acknowledges and agrees that in accordance with Rule 144(d)(3)(ii) of the Securities Act, the holding period of the Exchange Securities and any Underlying Shares may be tacked onto the holding period of the Existing Bonds. The Company shall be responsible for any transfer agent fees or DTC fees or legal fees of the Company’s and Holders’ counsel with respect to the removal of legends, if any, or issuance of Underlying Shares in accordance herewith.

Section 4.12 Investment Company. The Company is not and, after giving effect to the Transactions, will not be required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC thereunder.

Section 4.13 Further Action. The Company agrees that it shall, upon written request, execute and deliver any additional documents deemed by the Undersigned Parties to be reasonably necessary to complete the Transactions.

Section 4.14 No Event of Default. No Event of Default (as defined in the indenture governing the Existing Bonds) has occurred that is continuing as of the date hereof, and no default or Event of Default (as defined in the Indenture) has occurred that is continuing as of Closing.

Section 4.15 SEC Filings. From January 1, 2023 to the date of this Agreement, the Company has timely filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of Sections 13 and 15(d) the Exchange Act or timely filed notifications of late filings (any such notifications of late filings are listed on Schedule 4.15 hereto) for any of the foregoing (all of the foregoing filed prior to the date hereof and all exhibits and appendices included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Filings”). As of their respective dates, to the best of the Company’s knowledge, (i) the SEC Filings complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Filings, and (ii) none of such SEC Filings (when considered together with any amendment or supplement thereto, if applicable), at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company represents that, as of the date hereof, other than the Transactions and the Concurrent Transactions (as defined in Section 5.01 hereof), no material event or circumstances has occurred which would be required to be publicly disclosed or announced on a Report on Form 6-K, either as of the date hereof or solely with the passage of time, by the Company but which has not been so publicly announced or disclosed.

Article 5

Closing Conditions & Notification

Section 5.01 Conditions to Obligations of an Undersigned Party and each Holder. The obligations of an Undersigned Party to cause each Holder to deliver the Holder Existing Bonds are subject to the satisfaction or waiver at or prior to the Closing of the conditions precedent that:

(a)	the representations and warranties of the Company contained in Article 4 shall be true and correct as of the Closing in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) with the same effect as though such representations and warranties had been made as of the Closing (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct, in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects), as of such date) and unless notice is given pursuant to Section 5.03 each of the representations and warranties contained therein shall be deemed to have been reaffirmed and confirmed as of the Closing Date;

(b)	the Company shall have complied in all material respects with all of its obligations hereunder required to be performed by it at or prior to Closing;

(c)	the Indenture (including the global note representing the New Bonds) shall be in form and substance reasonably acceptable to the Undersigned Party and the Indenture and such global note shall have been duly executed and delivered by the Company, the Guarantors (to the extent party thereto) and the Trustee;

(d)	the Security Documents shall be in form and substance reasonably acceptable to the Undersigned Party, the Security Documents shall have been duly executed and delivered by each party thereto and the Company and each applicable Guarantor shall have complied in all material respects with all of their obligations thereunder required to be performed by it at or prior to Closing;

(e)	the Warrant Agreement (including the global warrant representing the Warrants) shall be in form and substance reasonably acceptable to the Undersigned Party and the Warrant Agreement and such global warrant shall have been duly executed and delivered by each party thereto;

(f)	the Concurrent Transaction Documents shall be in form and substance reasonably acceptable to the Undersigned Party and shall have been duly executed and delivered by each party thereto;

(g)	the Concurrent Transactions shall have been consummated, or substantially concurrently with Closing shall be consummated, in each case on terms reasonably acceptable to the Undersigned Party;

(h)	the Holders shall have received an opinion of U.S. counsel of the Company and the Guarantors, dated the Closing Date, in form and substance reasonably satisfactory to the Holders;

(i)	the Underlying Shares shall have been approved for listing on Nasdaq Global Select Market;

(j)	the Exchange Securities shall be eligible for DTC’s book-entry delivery, settlement and depository services;

(k)	the Indenture shall have been qualified under the Trust Indenture Act of 1939, as amended (the “TIA”); and

(l)	the Company shall have paid all amounts owed to Paul, Weiss, Rifkind, Wharton & Garrison LLP, as counsel to the Undersigned Party, and Ducera Partners LLC, as the financial advisor to the Undersigned Party, as of the Closing Date in accordance with the fee letters executed by the Company with such advisors.

“Concurrent Transactions” means (i) the amendment and restatement of the Company’s existing 7.50% Convertible First Lien Senior Secured Notes due 2027 providing for, among other things, an extension of the maturity date, (ii) the issuance of up to $97.5 million in aggregate principal amount of the Company’s 9.00% Convertible First Lien Senior Secured Notes due 2029, (iii) the execution of a forward purchase agreement providing for the proposed sale by the Company and purchase by Zhonghuan Singapore Investment and Development Pte. Ltd. (“TZE”) of Shares, subject to certain funding conditions (the “Forward Purchase Agreement”), (iv) the issuance of a warrant to TZE for no additional consideration granting TZE the right to purchase certain Shares at the initial exercise price of $0.01 per Share, (v) the amendment and restatement of the Company’s existing Option Agreement (the “Amended and Restated Option Agreement”), dated as of August 26, 2020, between the Company and TZE, (vi) the entry into a shareholders’ agreement waiver (the “Waiver Agreement”).

“Concurrent Transaction Documents” means (i) an amended indenture governing the Variable-Rate Convertible First Lien Senior Secured Notes due 2029 among the Company, the guarantors party thereto, Deutsche Bank Trust Company Americas, a New York Banking Corporation, as trustee, DB Trustees (Hong Kong) Limited as the collateral trustee and Rizal Commercial Banking Corporation – Trust and Investment Group as collateral trustee with respect to the Philippine Collateral , (ii) an indenture governing the 9.00% Convertible First Lien Senior Secured Notes due 2029 among the Company, the guarantors party thereto, Deutsche Bank Trust Company Americas, a New York Banking Corporation, as trustee, DB Trustees (Hong Kong) Limited as the collateral trustee and Rizal Commercial Banking Corporation – Trust and Investment Group as collateral trustee with respect to the Philippine Collateral, (iii) the Note Purchase Agreement pursuant to which TZE will buy the bridge notes, (iv) the Supplemental Indenture No. 6 among the Company, DB Trustees (Hong Kong) Limited, as collateral trustee and Rizal Commercial Banking Corporation–Trust and Investments Group, as supplemental collateral trustee in connection with the Company’s 7.50% Convertible First Lien Senior Secured Notes, (v) the Waiver Agreement, (vi) the Forward Purchase Agreement, (vii) the Supplemental Deed to the Company’s existing Shareholders Agreement, (viii) the form of the Company’s 9.00% Convertible First Lien Senior Secured Note due 2029, (ix) the intellectual property security agreement with respect to intellectual property of the Company located or registered in the United States to secure the Company’s obligations under the 7.40% Convertible First Lien Senior Secured Notes due 2027 and (x) the Amended and Restated Option Agreement.

Section 5.02 Conditions to Obligations of the Company. The obligations of the Company to deliver the Holder Exchange Securities are subject to the satisfaction or waiver at or prior to the Closing of the conditions precedent that:

(a)	the representations and warranties of an Undersigned Party and the Holders contained in Article 3 shall be true and correct as of the Closing in all material respects (except for those representations and warranties that are qualified by materiality or material adverse effect, which shall be true and correct in all respects) with the same effect as though such representations and warranties had been made as of the Closing and unless notice is given pursuant to Section 5.03 each of the representations and warranties contained therein shall be deemed to have been reaffirmed and confirmed as of the Closing Date (unless such representation or warranty speaks only as of a certain date, in which case such representation and warranty need only be true and correct, in all material respects (other than representations and warranties that are qualified as to materiality or material adverse effect, which representations and warranties shall be true and correct in all respects), as of such date);

(b)	the Undersigned Party and the Holders shall have complied in all material respects with all of its obligations hereunder required to be performed by them at or prior to Closing;

(c)	the Undersigned Party and the Holders shall have complied in all respects with Section 2.02 hereof;

(d)	each DTC participant holding Existing Bonds of an Undersigned Party has timely delivered appropriate instructions to effectuate a DWAC withdrawal of such Existing Bonds as contemplated by this Agreement;

(e)	at least 95% in aggregate principal amount of the outstanding Existing Bonds shall have been delivered to the Company in exchange for Exchange Securities;

(f)	the Concurrent Transaction Documents shall have been duly executed and delivered by each party thereto; and

(g)	the Concurrent Transactions shall have been consummated, or substantially concurrently with Closing shall be consummated, in each case on terms reasonably acceptable to the Company.

Section 5.03 Notification. Each of the Undersigned Parties hereby covenants and agrees to notify the Company in writing upon the occurrence of any event prior to the Closing that would cause any representation, warranty, or covenant contained in Article 3 to be false or incorrect in any material respect (or in any respect with respect to those representations and warranties that are qualified by materiality or material adverse effect). The Company hereby covenants and agrees to notify each of the Undersigned Parties in writing upon the occurrence of any event prior to the Closing that would cause any representation, warranty, or covenant contained in Article 4 to be false or incorrect in any material respect (or in any respect with respect to those representations and warranties that are qualified by materiality or material adverse effect).

Article 6

Miscellaneous

Section 6.01 Entire Agreement. This Agreement, the Indenture, the Warrant Agreement, the Security Documents and any other definitive documents and definitive agreements executed in connection with the Transactions (including documents related to the Collateral and intercreditor arrangements) collectively embody the entire agreement and understanding of the parties hereto with respect to the Transactions and supersede all prior and contemporaneous oral or written agreements, representations, warranties, contracts, correspondence, conversations, memoranda and understandings between or among the parties or any of their agents, representatives or Affiliates with respect to the Transactions including, without limitation, any term sheets, emails or draft documents.

Section 6.02 Construction. References in the singular shall include the plural, and vice versa, unless the context otherwise requires. References in the masculine shall include the feminine and neuter, and vice versa, unless the context otherwise requires. Headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meanings of the provisions hereof. Neither party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions of this Agreement, and all language in all parts of this Agreement shall be construed in accordance with its fair meaning, and not strictly for or against either party.

Section 6.03 Governing Law; Submission to Jurisdiction; Waiver of Jury Trial. This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of New York, without reference to its choice of law rules that would result in the application of the laws of another jurisdiction. Any suit, action or proceeding brought by a party arising out of or in connection this Agreement may be instituted in any state or federal court in the Borough of Manhattan, New York, State of New York (or in the event that the Company becomes the subject of bankruptcy proceedings in the United States, the presiding bankruptcy court (the “Bankruptcy Court”) for so long as the Company is subject to the jurisdiction of the Bankruptcy Court), and any appellate court thereof, and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Each party irrevocably waives, to the fullest extent permitted by law, any objection to any such suit, action or proceeding in such courts on the grounds of venue, residence or domicile or that any such suit, action or proceeding in such courts has been brought in an inconvenient forum. Each of the Company and each Undersigned Party, on behalf of itself and on behalf of each of its Accounts that is a Holder, irrevocably waives any and all right to trial by jury with respect to any legal proceeding arising out of the Transactions.

The Company hereby agrees to irrevocably designate and appoint Corporation Service Company, as its agent for service of process (together with any successor appointment below, the “Company Process Agent”) on or before the date of this Agreement in any suit, action or proceeding described in the preceding paragraph and agrees that service of process in any such suit, action or proceeding may be made upon it at the office of such then current Company Process Agent and such service shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company waives, to the fullest extent permitted by law, any other requirements of or objections to personal jurisdiction with respect thereto. The Company represents and warrants that such agent has agreed to act as the Company’s agent for service of process, and the Company agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect.

Section 6.04 Severability. If any term, provision, agreement, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, agreements, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party hereto. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a reasonably acceptable manner so that the Transactions may be consummated as originally contemplated to the fullest extent possible.

Section 6.05 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument. Any counterpart or other signature hereon delivered by facsimile, e-mail (including pdf or any electronic signature) or other transmission method shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Section 6.06 Tax Matters. The Company (solely to the extent the Company is required to take a position pursuant to applicable law) and the Holders intend, for U.S. federal (and applicable state and local) income tax purposes, (i) to treat each tranche of the New Bonds as a separate issue of indebtedness for U.S. federal (and applicable state and local) income tax purposes, neither of which are “contingent payment debt instruments” within the meaning of Treasury Regulations Section 1.1275-4; and (ii) to treat any adjustment to the conversion price of the New Bonds, and any adjustment to the Exercise Price (as defined in the Warrant Certificate) of the Warrants pursuant to Section 5 of the Warrant Certificate as being made pursuant to a “bona fide, reasonable, adjustment formula” within the meaning of Treasury Regulations Section 1.305-7(b) (except to the extent otherwise required pursuant to the last sentence of Treasury Regulations Section 1.305-7(b)(1)), and shall not take any position for U.S. federal (and applicable state and local) income tax purposes inconsistent with the foregoing clauses (i) and (ii), in each case, except to the extent otherwise required by a change in law or a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended. Unless otherwise required by applicable law, the Company and the Holders intend that, for U.S. federal (and applicable state and local) income tax purposes, any amount realized by the Holders as a result of the Transactions be allocated first to the repayment of principal on the Existing Bonds, and thereafter to the payment of accrued but unpaid interest on the Existing Bonds. Reasonably promptly after Closing, and in any event within 90 days following the Closing Date, the Company shall determine in good faith the “issue price” (within the meaning of Treasury Regulations Section 1.1273-2) of each tranche of New Bonds, together with the fair market value of the Warrants as of the Closing Date, and shall make such determination reasonably available to the Holders.

Section 6.07 Assignment; Binding Effect. Each Holder shall not convey, assign or otherwise transfer any of its rights or obligations under this Agreement without the express written consent of the Company, and the Company shall not convey, assign or otherwise transfer any of its rights and obligations under this Agreement without the express written consent of each Holder. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 6.08 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this agreement or to enforce specifically the performance of the terms and provisions hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 6.09 Amendment. This Agreement may be modified or amended only by written agreement of each of the parties to this Agreement.

Section 6.10 Third Party Beneficiaries. Nothing herein shall grant to or create in any person not a party hereto, or any such person’s dependents or heirs, any right to any benefits hereunder, and no such party shall be entitled to sue any party to this Agreement with respect thereto. Notwithstanding anything in this Agreement to the contrary, any internal or outside counsel to the Company may rely on any and all of the representations, warranties, covenants and agreements contained in this Agreement.

Section 6.11 Termination. This Agreement may be terminated at any time prior to the Closing (a) by the mutual written consent of the parties hereto; (b) by the Company if there has been a material misrepresentation or a material breach of warranty by an Undersigned Party in the representations and warranties set forth in this Agreement or the Exhibits attached hereto; and (c) by an Undersigned Party if there has been a material misrepresentation or a material breach of warranty by the Company in the representations and warranties set forth in this Agreement or the Exhibits attached hereto. In addition, in the event that the Closing shall not have occurred with respect to an Undersigned Party on or before 25 Business Days from the date hereof (the “Outside Date”) due to the failure to satisfy the conditions set forth in Article 5 above, each party shall have the option to terminate this Agreement by delivering a written notice to that effect to each other party to this Agreement and without liability of any party to any other party; provided that (i) the right to terminate this Agreement under this Section 6.11 shall not be available to any party whose failure to fulfill any obligation under this Agreement has principally caused or resulted in the failure of the Closing to occur on or before the Outside Date and (ii) the right to terminate this Agreement under this Section 6.11 shall not be available to the Undersigned Party prior to August 1, 2024 if (x) the sole reason the conditions set forth in Section 5.01 have not been satisfied on or before the Outside Date is due to the fact that the Indenture has not yet been qualified under the TIA and (y) the Company is using its commercially reasonable efforts to cause the Indenture to be qualified under the TIA.

Section 6.12 Notice. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by electronic mail or otherwise delivered by hand, messenger or courier service addressed:

If to the Company:

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Center, 018981

Singapore

Attention: Lindsey Wiedmann, Chief Legal Officer

Email: lindsey.wiedmann@maxeon.com

With a copy (which shall not constitute notice) to:

White & Case LLP

16th floor, York House, The Landmark

15 Queen’s Road Central

Hong Kong

Attention: Jessica Zhou; Kaya Proudian

Email: jessica.zhou@whitecase.com; kproudian@whitecase.com

If to an Undersigned Party, to the address on the signature page to this Agreement.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given (i) if delivered by hand, messenger or courier service, when delivered (or if sent via an internationally-recognized overnight courier service, freight prepaid, specifying next-Business- Day delivery, one Business Day after deposit with the courier), or (ii) if sent via e-mail, when directed to the relevant e-mail address, if sent during normal business hours of the recipient, or if not sent during normal business hours of the recipient, then on the recipient’s next Business Day.

Section 6.13 Limitation of Liability; Exhibits. No Holder shall have any liability to any party to this Agreement or any other person in connection with the transactions contemplated hereunder for any acts or omissions of any other Holder. The Company covenants and agrees, for the benefit of each Holder, that it will not share or otherwise make available to any other Holder, any information provided by such Holder to the Company in Exhibit A and/or Exhibit B hereto.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first above written.

MAXEON SOLAR TECHNOLOGIES, LTD.

By:
Name:
Title:

[Signature Page to Exchange Agreement]

“UNDERSIGNED PARTIES”:

[●]

(in its capacities described in the first paragraph hereof)

By:
Name:
Title:

Contact Information for Notices:

[Signature Page to Exchange Agreement]

Schedule 1

Guarantors

1.	Maxeon Rooster Holdco, Ltd.

2.	Maxeon Solar Pte. Ltd.

3.	Rooster Bermuda DRE, LLC

4.	SunPower Bermuda Holdings

5.	SunPower Corporation Limited

6.	SunPower Energy Corporation Limited

7.	SunPower Manufacturing Corporation Limited

8.	SunPower Philippines Manufacturing Ltd.

9.	SunPower Systems Sàrl

10.	SunPower Technology Ltd.

Exhibit A

Holders

Beneficial Holder Name and Address	Undersigned Party (nominee or custodian with respect to beneficial holder)	Holder Existing Bonds (principal amount of Existing Bonds to be exchanged for New Bonds)	Holder New Bonds (principal amount of New Bonds to be issued (including accrued and unpaid interest in the form of Tranche B Bonds)		Holder Exchange Warrants (number of Warrants to be issued)
			Tranche A Bonds	Tranche B Bonds
[●]	[●]	$[●] CUSIP: 57779B AB0 ISIN: US57779BAB09	$[●]	$[●]	[●]
[●]	[●]	$[●] CUSIP: 57779B AB0 ISIN: US57779BAB09	$[●]	$[●]	[●]

Exhibit B

Holder Information

(complete the following form for each Holder and each CUSIP)

Legal Name of Holder:
Aggregate principal amount of Existing Bonds to be exchanged (must be a multiple of $1,000):
CUSIP:
Holder’s Address:
Contact Email:
Telephone:
Country (and, if applicable, State) of Residence:
Taxpayer Identification Number:
Account for Existing Bonds:
DTC Participant Number:
DTC Participant Name:
CUSIP No.:
DTC Participant Phone Number:
DTC Participant Contact Email:
Account # at DTC Participant:
Account for New Bonds:
DTC Participant Number:
DTC Participant Name:
DTC Participant Phone Number:
DTC Participant Contact Email:
Account # at DTC Participant:
Account for Warrants:
DTC Participant Number:
DTC Participant Name:
DTC Participant Phone Number:
DTC Participant Contact Email:
Account # at DTC Participant:

The Holder represents and warrants that the aggregate principal amount of Existing Bonds to be exchanged as indicated above is held by such Holder and is true and correct as of the date hereof.

The Holder hereby instructs the Company to effect the Transactions in accordance with the instructions provided above.

Date:

By:

Name:

Title: